                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 1 -- Final)

                            Carlyle Industries, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    143093102
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                                 (CUSIP Number)

                               Herbert M. Friedman
                         667 Madison Avenue, Suite 2500
                            New York, New York 10021
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 21, 1999
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             (Date of Event which Requires Filing of this Statement)

            If the Filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                                  SCHEDULE 13D

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CUSIP No. 143093102                                           Page 2 of 8 Pages
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-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

               Noel Liquidating Trust
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                       (b) [X]
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    3      SEC USE ONLY
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    4      SOURCE OF FUNDS*
                   N/A
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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                            [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
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    NUMBER             7     SOLE VOTING POWER
      OF                     -0-
    SHARES             --------------------------------------------------------
 BENEFICIALLY          8     SHARED VOTING POWER
    OWNED                   -0-
   BY EACH             -------------------------------------------
  REPORTING            9     SOLE DISPOSITIVE POWER
    PERSON                   -0-
     WITH              --------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             -0-
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               -0-
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
               OO
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

-------------------------------------------------------------------------------
CUSIP No. 143093102                                          Page 3 of 8 Pages
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Herbert M. Friedman
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
             N/A
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------------
    NUMBER             7     SOLE VOTING POWER
      OF                     5,543
    SHARES             --------------------------------------------------------
 BENEFICIALLY          8     SHARED VOTING POWER
    OWNED                    -0-
   BY EACH             -------------------------------------------
  REPORTING            9     SOLE DISPOSITIVE POWER
    PERSON                   5,543
    WITH              --------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             -0-
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                5,543
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Less than 0.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
                IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

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CUSIP No. 143093102                                          Page 4 of 8 Pages
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-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

              Samuel F. Pryor III
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                     (b) [X]
-------------------------------------------------------------------------------
    3      SEC USE ONLY
-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
             N/A
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                       [ ]
-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
-------------------------------------------------------------------------------
    NUMBER             7     SOLE VOTING POWER
      OF                     4,143
    SHARES             --------------------------------------------------------
 BENEFICIALLY          8     SHARED VOTING POWER
    OWNED                    -0-
   BY EACH             -------------------------------------------
  REPORTING            9     SOLE DISPOSITIVE POWER
    PERSON                   4,143
    WITH              --------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             -0-
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                4,143
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]
-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                Less than 0.1%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                IN
-------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         AMENDMENT NO. 1 TO SCHEDULE 13D

               This Amendment No. 1 (this "Amendment"), which is a final amendment, amends the Schedule 13D originally filed with the Commission on September 21, 1999 by Noel Liquidating Trust (the "Trust") and its trustees, Mr. Herbert M. Friedman and Mr. Samuel F. Pryor III (the "Trustees") with respect to shares of common stock, par value $.01 per shares ("Carlyle Common Stock") of Carlyle Industries, Inc. ("Carlyle").

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER.
         -------------------------------------

               Item 5 of the initial Schedule 13D filed by the Trust and the Trustees is hereby amended to read in its entirety as follows:

               (a) As of the date hereof, (i) the Trust no longer owns any shares of Carlyle Common Stock, (ii) Mr. Friedman beneficially owns 5,543 shares of Carlyle Common Stock, representing less than 0.1% of the outstanding Carlyle Common Stock, and (iii) Mr. Pryor beneficially owns 4,143 shares of Carlyle Common Stock, representing less than 0.1% of the outstanding Carlyle Common Stock. Each of the Trustees disclaims beneficial ownership of Carlyle Common Stock held by the other Trustee. The Trust disclaims beneficial ownership of Carlyle Common Stock held by the Trustees in their individual capacities.

               (b) Mr. Friedman has the sole power to vote or dispose with respect to 5,543 shares of Carlyle Common Stock that Mr. Friedman directly holds, including 2,561 shares distributed by the Trust as described in paragraph
(c) below. Mr. Pryor has the sole power to vote or dispose with respect to 4,143 shares of Carlyle Common Stock that Mr. Pryor directly holds, including 1,707 shares distributed by the Trust as described in paragraph (c) below.

               (c) On December 21, 1999, the Trust distributed all of its holdings in Carlyle, an aggregate of 6,319,594 shares of Carlyle Common Stock, to the holders of units ("Units") of beneficial interest in the Trust pro-rata based on their respective ownership of the Units. Mr. Friedman, as the holder of 22,334 (out of 20,567,757) Units of the Trust, received 2,561 shares of Carlyle Common Stock from the Trust and Mr. Pryor, as the holder of 5,555 (out of 20,567,757) Units of the Trust, received 1,707 shares of Carlyle Common Stock from the Trust, representing their respective proportionate interest in the shares distributed by the Trust.

               (d) Not applicable.

               (e) As of December 21, 1999, the Trust and each Trustee ceased to be the beneficial owner of more than five percent of Carlyle Common Stock.


                                       5




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                                    SIGNATURE

               After reasonable inquiry and to the best of their respective knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 2000

                                       NOEL LIQUIDATING TRUST

                                       By: /s/ Herbert M. Friedman
                                           ------------------------------------
                                           Herbert M. Friedman, as Trustee

                                           /s/ Herbert M. Friedman
                                           ------------------------------------
                                           Herbert M. Friedman

                                           /s/ Samuel F. Pryor III
                                           ------------------------------------
                                           Samuel F. Pryor III


                                       6